T CAPITAL FUNDING, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Member's equity, January 1, 2015	$	721,097
Member contributions		258,000
Member distributions		(765,000)
Net income		683,359
Member's equity, December 31, 2015	$	897,456

See accompanying notes.